Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of KLR Energy Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1 File No. 333-209041 of our report dated January 19, 2016, except for Notes 1, 3, 4 and 6, as to which the date is March 1, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of KLR Energy Acquisition Corp. as of December 31, 2015 and for the period from September 21, 2015 (inception) through December 31, 2015, which report appears in the Prospectus, which is part of this Registration statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 1, 2016